EXHIBIT NO. 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation

Colony Bank of Fitzgerald	Georgia
Colony Bank Ashburn	Georgia
Colony Bank of Dodge County	Georgia
Colony Bank Worth	Georgia
Colony Bank Wilcox	Georgia
Colony Bank Southeast	Georgia
Colony Management Services, Inc.	Georgia
Colony Bank Quitman	Georgia
Colony Bankcorp Statutory Trust I	Georgia
Colony Bankcorp Statutory Trust II	Georgia